CITI 1

FOIA Confidential Treatment Requested by Citigroup Inc.

August 27, 2008

Kevin W. Vaughn

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

RE:	Citigroup Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the period Ended March 31, 2008
File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the Staff and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the staff of the U.S. Securities and Exchange Commission (SEC) contained in your letter dated July 16, 2008.

2007 Form 10-K

Citigroup Derivatives, page 57

1.                                       We note your response to comment 5 to our letter dated May 7, 2008 where you tell us the portion of the market value adjustments for your derivatives liabilities related to your own credit risk.  Considering the significant impact of your own credit on the valuation of your derivative liabilities and on your results of operations and potential trends in this area, please provide disclosure of the effect in Management’s Discussion and Analysis (MD&A).  In this regard, we note that on page 171 of your 2007 Form 10-K, you provide disclosure, as required by SFAS 159, of the effect of your own credit on the value of your liabilities for which you have elected the fair value option.  However, it does not appear that the number disclosed on page 171

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

includes the effects of your own credit on your derivative liabilities, as these are not accounted for under SFAS 159.  In future filings, to the extent material to your results of operations, liquidity, or capital resources, please provide full disclosure of the impact of your own credit on the valuation of all of your liabilities carried at fair value within MD&A.

Citigroup's Response: [***]

[***]  The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

Citigroup's Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup's request for confidential treatment.

2.                                       We note your disclosure on pages 55-56 of your Form 10-K about your “direct exposure to monolines” and your disclosure in the last paragraph of this section that you also have “indirect exposure” to the monoline insurance companies in various other parts of the business.  Your disclosure indicates that since you are not a party to the insurance contract, you have not provided your “indirect” exposure to the monoline insurers in this section.   Please respond to the following:

•                  Please tell us why you don’t believe it is relevant or practicable to quantify your “indirect” exposure to the monoline insurers in this section.  In this regard, it

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

appears that you do provide some indication of your “indirect” exposure to the monoline insurers related to your trading assets, as you state on page 55 that you had $1.7 billion of net market value exposure to the monolines related to your trading assets, including long and short positions in U.S. subprime residential mortgage-backed securities and related products.  Please clarify in these instances whether you are referring to insurance provided by the monlines on your residential mortgage-backed securities.

•                  Given that the value of your investments in corporate or municipal bonds is likely impacted by the insurance provided by the monoline issuers, please tell us why you don’t believe it is relevant to provide disclosure of at least the value of securities that you have that have some type of insurance provided by the monolines on, similar to what you have done for insurance provided by the monoline insurers on your mortgage loans.

Citigroup’s Response:  We believe our current disclosures quantify relevant information where possible, and provide informative qualitative disclosures where more precise information is not readily available.  As explained below, the significant differences between direct and indirect exposure make necessary the differences in disclosures provided for each.

On pages 55-56 of our Form 10-K, Citi quantified our direct exposure to monolines, including:

•                  $7.5 billion notional of purchased protection against Subprime ABS CDO Super Senior positions.

•                  $1.7 billion of net market value of derivatives relating to trading assets.  The 10-K further segregated these contracts into two groups:

•                  $1.2 billion of net market value exposure relating to U.S. subprime residential mortgage-backed securities and related assets other than Super Senior positions.  These contracts include both purchased protection and written protection related to these underlyings and are managed in our trading portfolios separately from the Super Senior exposures.

•                  $0.5B of net market value exposure relating to other derivative contracts, including interest rate swaps and credit default swaps and total return swaps with non-subprime underlyings.

These exposures are all direct exposures, with Citi and monolines as contractual counterparties.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

In addition, we provided qualitative disclosures regarding indirect exposures, where Citi is not a contractual counterparty to the monolines, but instead owns securities which may benefit from embedded credit enhancements from the monolines.  The fair value of these securities reflects the embedded credit protection provided by monolines and the fact that the credit protection is embedded in an owned security (rather than existing in a bi-lateral contract) is a significant difference between the indirect exposures that we address qualitatively and the direct exposures that we discuss quantitatively.  With respect to the indirect exposures, the credit quality and valuation of any individual security is dependent upon the non-separable interplay among a) the specific monoline insurance company providing protection;  b) whether insurance is provided by one single insurer, or whether multiple levels of insurance have been obtained;  c) the credit quality of the issuer itself (for municipal bonds, the municipality, or for other types of securities, the underlying cash flows or assets owned by the issuer);  and d) the exact nature of the insurance agreement and the specific tranches of securities covered by the insurance.  Because of the complexity of these characteristics, we believe that any straightforward presentation of indirect exposure (for example, providing the value of securities covered by some kind of insurance) is not meaningful or useful information without understanding all of the specific circumstances addressed above.  We believe it is not practicable to provide summary level information that would be meaningful and not misleading to readers of financial statements.  Furthermore, it is not transparent what the effects of specific monoline enhancements have on the value of the securities we own — in some cases we have found that securities with credit enhancement provided by a monoline actually have a lower market price than a similar security without such enhancement.

These complexities do not exist related to the direct exposure, because the direct exposure contracts are identifiable, freestanding bi-lateral contracts, and the value of those contracts can be separately measured, including an adjustment for counterparty credit risk that is unique to each monoline counterparty.

•                  We note your disclosure on page 93 of your 2007 Form 10-K related to your municipal securities tender option bond (TOB) trusts that due to downgrades of certain monoline insurance companies you have proactively managed the TOB programs by applying additional secondary market insurance on the assets or you proceed with the orderly unwind of the trusts.  Please tell us how you account for this obligation and whether you are contractually obligated to do so.  Please also tell us why you do not believe that further disclosure related to your

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

exposure/obligations to the monoline insurers in the area of the TOB trusts would not be relevant in this section.

Citigroup’s Response:  The Company has no contractual or implied obligation to any third party to obtain additional secondary market insurance to the TOB programs.  In customer TOB trusts, our third-party customer, through its residual interest or reimbursement agreement, bears the credit and market risk of the municipal security owned by the TOB trust.  Upon certain triggers in our liquidity agreement, we may contact customers seeking to unwind a current trust.  As an alternative, customers may seek to obtain additional secondary market insurance to eliminate the need for such unwind, and in those cases the Company may choose to permit such activity and facilitate the transaction between the customer and an additional insurance provider.  The Company does not incur any indirect contractual or implied obligation and incurs no costs in facilitating such activities.

For proprietary TOB trusts, Citi may seek to obtain such insurance (subject to third-party approval, where required) to protect Citi’s own interests in the case of a downgrade of or other market concern about an existing insurance provider.  Such activity is for the Company’s own benefit and does not relate to any incremental obligation to any third party, since Citi already bears the residual credit and market risk of the municipal security through its contractual liquidity or reimbursement agreements.  The value of any insurance on the underlying municipal security owned by a proprietary TOB trust is incorporated in the valuation of Citi’s residual interest for QSPEs and in the value of the municipal security for consolidated proprietary TOB trusts.

As addressed above in our response to the first two bullet points of Comment 2, we believe that additional discussion regarding the coverage of monoline insurance would not be meaningful or useful without dealing in an unusual level of detail.  We believe that the disclosures provided on page 92 of our 2007 Form 10-K regarding the weighted average life and the credit rating (and the methodology used to determine that credit rating) of the TOB trusts is the most relevant and useful information for readers of our financial statements.

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

3.                                       We note your response to comment 6 to our letter dated May 7, 2008.  Please respond to the following:

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

•                  We note your disclosure on page 92 of your 2007 Form 10-K that in certain cases you sell assets to the municipal securities tender option bond (TOB) trusts.  Please tell us how you determined whether or not the transfer of these assets qualified for sale accounting pursuant to paragraph 9 of SFAS 140.

Citigroup’s Response:  The Company, as transferor of the municipal securities, evaluates sale accounting under paragraph 9 of SFAS 140.  In the case of transfers to consolidated proprietary TOBs, including those TOBs whose residual interests are held by a consolidated hedge fund, the transfers are accounted for as secured borrowings, rather than sales, in Citi’s consolidated financial statements.

In the case of transfers to the QSPE TOB trusts and the customer TOB trusts, both of which are unconsolidated, the transfers are accounted for as sales.  Specific to the requirements of paragraph 9(a) of SFAS 140, the Company evidences legal isolation of the transferred securities by obtaining “would” level opinions from external legal counsel, positively opining on both the characterization of the transfer as a sale, as well as the non-consolidation of the transferee in an event of insolvency.  With regard to paragraph 9(b) of SFAS 140, the Company confirms that the TOB trusts have the ability to either pledge or exchange the transferred securities.  In cases where the TOB trust is a QSPE, the Company confirms that the trust’s beneficial interest holders have the ability to either pledge or exchange their interests.  With regard to paragraph 9(c) of SFAS 140, the Company confirms that it has no explicit call options on the transferred securities nor any other forms of continuing involvement, which when considered individually or together, provide it with effective control over the transferred securities.

•                  Please provide further information as to how the hedge funds that are consolidated by the company account for their liability pursuant to the “reimbursement agreement” discussed on page 93 between the hedge fund and the liquidity provider.  Please also explain how this is considered in preparing the consolidated Citigroup accounts, as it appears from your disclosure that Citigroup is often the liquidity agreement provider.

Citigroup’s Response:  Consistent with the AICPA Investment Company Audit Guide, the hedge fund accounts for its residual interests in the underlying TOB trusts at fair value.  The hedge fund considers the reimbursement agreements (executed with Citigroup and with third parties) in the valuation of those residual interests, and the reimbursement agreements may cause the residual interest to be marked at a negative value (representing

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

the reimbursement agreement, measured at current fair value).  Because the hedge funds typically create and unwind TOB trusts on a frequent basis (thus realizing gains and losses related to the fair value of the underlying municipal bond), we believe that measuring this reimbursement agreement at fair value is the most relevant and appropriate measurement attribute.  Where Citigroup is the liquidity provider, the reimbursement agreements represent an intercompany relationship that does not exist in Citigroup’s consolidated financial statements.  In those circumstances, the sole third-party contract is the liquidity agreement to the unconsolidated TOB trust.  The liability under the liquidity agreement is measured pursuant to FAS 5 as a loan commitment.

•                  We note your disclosure on page 93 that for the nonconsolidated TOB trusts and QSPE trusts, you recognize only your residual investment on your balance sheet at fair value and the third party financing raised by the trusts is off-balance sheet.  Please tell us, and clarify in future filings, whether you are accounting for your residual investment as either available-for-sale or trading securities.

Citigroup’s Response:  Generally, the Company’s residual interests in QSPE TOB trusts are evaluated for bifurcation as required by SFAS 133 and DIG Issue B40. Any embedded derivative is bifurcated (and separately accounted for at fair value) and the debt host contracts are classified as available-for-sale securities.  In a limited number of cases involving short dated transactions, the residual interests may be classified as trading securities for operational simplicity.  In cases where the TOB trust residuals are held by the consolidated hedge fund described on page 92 of the Company’s MD&A, those residual interests are reflected at their fair value pursuant to the guidance in the AICPA Investment Company Audit Guide and, accordingly, changes in value are reported in the hedge funds’ earnings.  We have clarified this accounting in our Form 10-Q for the period ended June 30, 2008 and will also include a similar clarification in Citigroup’s future filings.

•                  We note your disclosure that in some cases the TOB trusts are structured as QSPEs and in other cases they are not.  Please tell us why in certain cases these trusts are structured as QSPEs and in certain cases they are not.  Please also clarify the extent of your role in determining whether the TOB trusts are QSPEs.

Citigroup’s Response:  As in all securitization transactions, a number of factors are considered when determining the structure of the transaction: the required or desired level of management and decision-making associated with the underlying assets; the duration of the underlying assets; the regulatory

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

capital effects of the assets transferred and interests retained; the gain/loss realized on sale; and/or the US GAAP balance sheet effect of the securitization.  These factors are considered in the aggregate for the design of transactions as either on-balance sheet financings or sales to an unconsolidated QSPE.  Where transactions meet the QSPE requirements as defined by FASB Statement No. 140, the Company has included extensive disclosure related to the QSPEs in its financial statements, including discussions of our continuing risk exposure.  The Company is responsible for creating these transactions and therefore determines, according to its own accounting analysis, whether the TOB trusts are QSPEs.

Financial Statements

Note 4.  Business Segments, page 128

4.                                       We note your response to prior comment 8 to our letter dated May 7, 2008.  Please address the following:

•                  Please refer to the first sentence of your response to the second bullet to prior comment 8.  Please tell us how you used this approach to determine the fair value of your reporting units.  In this regard, please give specific examples of the types of data that was considered in determining the fair value of the reporting units, and the nature of any adjustments you make to this data to arrive at the fair value of your different reporting units.

Citigroup’s Response:  As noted in our response to prior comment 8, we have used the market approach to determine the fair value of all our reporting units, except that we used a combination of the market approach and the discounted cash flows approach in determining the fair value of the Securities and Banking reporting unit as of February 29, 2008.  The determination of fair value for the reporting units is consistent with the fair value notion under SFAS 157.

The market approach indicates the fair value based on a comparison of the reporting unit to comparable firms in similar lines of business.  We employ a widely used version of the market approach, known as the market comparable method.  The market comparable method uses stock prices for publicly traded companies in similar businesses to infer multiples of certain key metrics that are most reflective of the fair value of the reporting unit in question.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

We used multiples of earnings for Global Transaction Services, U.S. Global Consumer Group, International Global Consumer Group, multiples of earnings and revenues for Smith Barney and Private Banking, and multiples of capital and assets under management for CAI.  Such multiples provide relevant indications of value for companies similar to the reporting unit being fair valued.  For Securities and Banking, a combination of market approach and discounted cash flow approach was used.  The market approach for Securities and Banking used multiples of earnings and tangible book value to arrive at the fair value.  The discounted cash flow approach used free cash flows to equity holders derived from projections of net income and total assets.

The data (i.e., net income, revenues, capital and assets under management, total assets) used in these valuations was the most recent available based on internal management reports and forecasts.  This data included items such as corporate allocations and customary assumptions around funding and capitalization as is the consistent practice for our management reporting for each reporting unit.

•                  Please refer to the penultimate sentence in your response to the last bullet to prior comment 8.  Please tell us why this was the case, as it appears that the events that triggered the goodwill impairment analysis could have potentially triggered a requirement to test your intangible assets outside of the date you refer to as the “annual intangible impairment test” given the similarity of the triggers noted in paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144.  In this regard, while we understand that no impairment was identified when the annual impairment test was performed, it is still unclear why the test was not performed at an earlier date if triggers were evident, particularly in light of the fact that intangible assets within the scope of SFAS 144 are not required to be tested annually, but rather are required to be tested whenever events or circumstances indicate the carrying amount may not be recoverable.  To the extent that your reference to annual impairment test is referring to indefinite-lived intangible assets within the scope of SFAS 142 (other than goodwill), please describe the nature of these intangible assets, and how you concluded they had an indefinite life.

Citigroup’s Response:  We would like to clarify our earlier response on our intangible asset impairment testing policy.  While not specifically required under SFAS 142, we have a policy of formally assessing and documenting the evaluation of triggering events for all amortizing intangible assets (AIA) annually as of April 1 (Annual Impairment Test for AIA).  Citigroup’s accounting policy also requires business units to perform an impairment test

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

whenever events or circumstances indicate the carrying amount may not be recoverable as required under SFAS 142.

The losses in the Markets and Banking segment in the fourth quarter of 2007 and the first quarter of 2008 were generated in the Fixed Income & Derivatives unit.  Within that business unit, a majority of the intangibles are mortgage servicing rights carried at fair value.  We concluded that the remaining amortizing intangible assets within Markets and Banking related to business activities were not materially affected by the losses recognized in the fourth quarter of 2007 and the first quarter of 2008, and that the carrying amounts (with a total of approximately $40 million) of those remaining intangibles were still recoverable.  Since the timing of our 2008 annual assessment for triggering events for amortizing intangibles was very close to the first quarter end of 2008, we concluded that no additional impairment test for amortizing intangibles would be performed other than what may be required under the Annual Impairment Test for AIA.  Our conclusions were confirmed through the formal evaluation performed as of April 1, 2008, which resulted in no triggering events and resulting impairment.  Based on our April 1 assessment of triggering events for these amortizing intangible assets, no further testing under SFAS 142 was deemed necessary.

Our indefinite-lived intangibles are tested annually as of July 1 in conjunction with our goodwill impairment testing or whenever events or circumstances indicate the carrying amount may not be recoverable as required under SFAS 144.

Citigroup had approximately $2.3 billion of indefinite-lived intangible assets as of March 31, 2008, of which approximately $1.7 billion was related to the mutual fund investment management contracts in our Global Wealth Management Segment related to an acquisition which was completed in the first quarter of 2008.  These long-lived assets were fair valued by an independent third party during our purchase price allocation process.  Although these contracts have a term of one year or less, the history of contract renewals and the on-going relationship with these mutual funds have made us believe that those contracts will be continuously renewed.  Citigroup is expected to maintain and benefit from the relationships with the mutual funds for an indefinite period of time.  Based on the guidance in paragraph B43 of SFAS 142 and discussions with independent valuation specialists, we believe it is appropriate to consider these contracts as indefinite-lived intangible assets.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

Citigroup had approximately $0.5 billion of indefinite-lived intangible assets related to trade names as of March 31, 2008.  They were recognized at the time of previous foreign acquisitions, primarily in the Consumer Banking segment.  Those trade names were identified as indefinite-lived intangible assets because the management is expected to use and support those locally well-known trade names indefinitely, and there have been no legal, regulatory or contractual provisions that limit the lives of those trade names.

Form 10-Q for the Period Ended March 31, 2008

Interim Financial Statements

Note16.  Fair Value, page 95

5.                                       We note your response to comment 12 to our letter dated May 7, 2008.  Please refer to the data you provided as of March 31, 2008 in response to this comment immediately above the disclosures you proposed to add in future filings.  Please tell us why there is such a wide variation in the assumptions used for each type of auction rate security given that in all cases the data is as of March 31, 2008.  For example, please explain the differences in the securities which would have resulted in using the high end versus the low end of the range for the assumption, whether principally the high end of the range or the low end of the range was used in the valuation and whether these ranges for this assumption were based on secondary market activity.

Citigroup's Response: [***]

[***]  The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

Citigroup's Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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FOIA Confidential Treatment Requested by Citigroup Inc.

Kevin W. Vaughn

August 27, 2008

Citigroup's Response (cont’d): [***]

[***]  The following information has been redacted in accordance with Citigroup's request for confidential treatment.

*********

In connection with responding to your comments, we acknowledge that Citigroup is responsible for the adequacy and accuracy of the disclosures in our filings;  that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Crittenden
Gary Crittenden
Chief Financial Officer